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direct dial Number 310-282-6247 Email: Jmccloud@chrismill.com	May 2, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	MGM MIRAGE
Form 10-K for the year ended December 31, 2005
Form 8-K furnished on February 23, 2006
File No. 1-10362
Dear Sirs:
Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM MIRAGE (the “Company”) is the Company’s response to your letter dated April 20, 2006. The Commission’s letter set forth various specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 8-K furnished on February 23, 2006, as well as the Company’s responses contained in the April 17, 2006 letter from the undersigned.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.
1.	We note from your response to our prior comment 3 that your insurance policy includes undifferentiated coverage for both property damage and business interruption on a combined basis and you will ultimately submit one combined claim for both property damage and business interruption. In future filings, please disclose the nature of the insurance policy as well as your policy for accounting for the insurance proceeds.

As requested by the Commission, the Company will include such disclosure in future filings, beginning with its Form 10-Q for the period ended March 31, 2006.

Securities and Exchange Commission
May 2, 2006

2.	We note from your response to our prior comment 6 that you believe Adjusted Earnings is useful to investors because transactions are unique in nature, because items are not related to performance of core operations, and because the timing and amounts vary from period to period. Asset impairments do not appear to be unique to your business. With regard to the performance of “core operations,” it would appear to us that property transactions and preopening costs are fundamental to your business, as evidenced by your history of buying and selling properties, improving properties, and opening new properties. The fact that amounts vary from period to period does not justify their elimination from your earnings. We also believe that because these types of expenses have occurred in past years and we have not seen evidence that they will not occur in the future, they most likely will affect future operating prospects. Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 states that non-GAAP financial measures that eliminate recurring items more likely would be permissible if management reasonably believes that the financial impact of the item will disappear or become immaterial within a near-term finite period. We do not believe that your response suggests that any of the adjustments to earnings or EPS will cease recurring in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in your press releases without eliminating them from earnings. Please either revise your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur or, alternatively, provide us with a draft of the proposed disclosure regarding investor usefulness which includes substantive reasons why these non-GAAP financial measures provide useful information to investors.

After reviewing the Commission’s Comment, the Company has determined that it will discontinue presenting Adjusted Earnings and Adjusted EPS.

3.	We note from your response to our prior comment 7 that your position regarding the usefulness of eliminating certain items from Adjusted EBITDA is mostly described in your response to our prior comment 6. You also state you use EBITDA to evaluate the performance of property personnel. Unless you believe this fact is material to investors, it need not be disclosed pursuant to Item 10(e)(1)(i)(D) of Regulation S-K. Please consider our comments above and provide us with a draft of the proposed disclosure regarding investor usefulness which includes substantive reasons why adjusting EBITDA for these items provides useful information to investors. Please ensure your proposed disclosure also addresses the usefulness of eliminating the components of EBITDA itself, such as depreciation and amortization. For example, please explain why you believe it is useful for investors to disregard costs which are paid for in advance, like depreciation, when evaluating your operating performance, as opposed to using operating income which includes such costs.

Securities and Exchange Commission
May 2, 2006

After reviewing the Commission’s Comment, the Company has determined that it will discontinue presentation of “adjusted” EBITDA. Rather, it will present EBITDA as it is commonly defined. The Company notes, however, that it will also present “Property EBITDA,” which is EBITDA before corporate expense and stock compensation expense, because property personnel have no input into these costs and cannot control the amount of these costs.
The Company’s proposed disclosure regarding EBITDA is presented below:
“EBITDA” is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization. “Property EBITDA” is EBITDA before corporate expense and stock compensation expense. EBITDA information is presented solely as a supplemental disclosure because management believes that it is 1) a widely used measure of operating performance in the gaming industry, and 2) a principal basis for valuation of gaming companies. In addition, capital allocation, tax planning, financing and stock compensation awards are all managed at the corporate level. Management uses Property EBITDA as the primary measure of the Company’s operating resorts’ performance, including the evaluation of operating personnel. EBITDA should not be construed as an alternative to operating income, as an indicator of the Company’s operating performance; or as an alternative to cash flows from operating activities, as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA. Also, other gaming companies that report EBITDA information may calculate EBITDA in a different manner than the Company. Reconciliations of consolidated EBITDA to net income and of operating income to Property EBITDA are included in the financial schedules accompanying this release.
Attached is a statement from the Company acknowledging the items requested in your original letter.
If there are additional comments or questions, please do not hesitate to contact the undersigned at (310) 282-6247.
Very truly yours,
/s/ Janet S. McCloud
Janet S. McCloud
  Of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
Attachments

Copies to:	James J. Murren
Gary N. Jacobs

The undersigned, on behalf of MGM MIRAGE, acknowledges:
•	MGM MIRAGE (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
/s/ Gary N. Jacobs
Gary N. Jacobs
Executive Vice President, General
 Counsel and Secretary of MGM MIRAGE